Exhibit 99.1

January 2017 NASDAQ: AKTX

Cautionary Note Regarding Forward-Looking Statements

AKARI THERAPEUTICS

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing products; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin or other product candidates may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; unexpected cost increases and pricing pressures; and uncertainty of our ability to raise capital and our inability to meet working capital needs. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section of our most recently filed 10K. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this press release speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this news release to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

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Portfolio of Anti-Inflammatory Compounds for Orphan Conditions

AKARI THERAPEUTICS

Exploiting power of nature: Ticks evolved wide range of immunomodulators over 300 million years

Advancing Clinical Program

- PNH resistant patient successfully on therapy for >11 months
- PNH - expect Ph2 data 1Q 2017 & Ph3 initiated mid-2017
- aHUS pivotal trial expected 2017

Coversin Competitive Advantages

- Complete ablation with once-daily dosing
- Market research indicates sizeable patient sub Q preference
- Weekly dosing in development – Phase 1 expected 1Q 2018
- LTB4 inhibition may reduce thrombotic risk

Portfolio Covering Multiple Pathways

- Complement - engineered for tissue targeting and longer T1/2
- Eicosanoid - LTB4-only; preclinical completed by YE 2017
- Bioamine - targeted for clinic early 2018
- Dual action C5+LTB4 - targeted for clinic by YE 2017

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Pipeline of Diverse Molecules Targeting Multiple Pathways



Discovery
Preclinical
Phase 1
Phase 2
Complement System
Coversin™
Coversin LA™
Tissue Targeted (NMJ)
Oral
Eicosanoid System
LTB4 + C5
LTB4
LTB4 LA
Thromboxane binding
Lipoxin binding
Bioamine System
Histamine binding
Serotonin binding

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Phase 1 Phase 3 2018 2017 Phase 2/3 Phase 3 Ongoing treatment/potential regulatory pathway Phase 3 Preclinical Phase 2 Phase 2 Current Coversin Clinical Timeline Eculizumab Resistance PNH aHUS GBS Coversin LA Phase 2 Copyright Akari Therapeutics, Plc 2017 4 Filing 2019

C5a, LTB4 and MAC act jointly on granulocytes, leukocytes and many other immune and tissue cell types - potentially causing inflammation and damage Coversin Differentiated by Dual C5 and LTB4 Action MAC PLA2 Arachidonic acid C3 C3b Classical Mannose binding lectin Alternative Activation pathways C3 convertase Opsonisation Amplification loop Liver, Macrophages, etc. C5 convertase C3a C5b C6 C7 C9 C8 C5 Inflammation autoimmunity C3b Anaphylatoxins Lysis and cell death C5a LTB4 Lipoxygenases Ig binding to Fc gamma receptors Cytokines e.g. TNF and IL8 LTA4 Toll - like receptors Coversin Coversin 0 25 50 75 100 * * LTB4 % after treatment* Albumin E. coli Eculizumab * In vivo E coli model, Barrett - Due et al 2011 Copyright Akari Therapeutics, Plc 2017 5 • Eculizumab only inhibits human C5 • C5 and LTB4 act synergistically

Phase Ib Trial: Once Daily Dosing Provides Full Ablation • Subjects received 4 ablating injections Q12 for 2 days, then QD for 5 days • Dose effect demonstrates once - daily dosing • Advanced 30 mg dose into Ph2 trial • Alignment of Elisa and Lytic CH50 results 0 20 40 60 80 100 120 140 1 7 13 19 25 31 37 43 49 55 61 67 73 79 85 91 97 103 109 115 121 127 133 139 145 151 157 163 169 175 181 187 193 CH50 U Eq/L Placebo Low (15 mg) High (30 mg) Medium (22.5 mg) Time from first dose (h) 0 30 60 90 120 0 24 48 72 96 120 144 168 192 Elisa U Eq /ml Lytic 0 30 60 90 120 0 24 48 72 96 120 144 168 192 Placebo Last dose Placebo Cohort 1 (30 mg) Cohort 2 (22.5 mg) Cohort 1 (30 mg) Cohort 2 (22.5 mg) CH50 CH50 Last dose Copyright Akari Therapeutics, Plc 2017 6

>11 Months Successful Treatment* of Eculizumab - Resistant PNH Patient • Since day 18: ‒ No dose changes ‒ No haemolytic episodes; no SAEs ‒ CH50 <8.0 U Eq /mL (lower limit of quantification) * Pursuant to an approved clinical protocol in the Netherlands 2016 EH, Saskia Langemeijier, University of Radboud, Nijmegen Weeks Coversin started 0 20 40 60 80 100 120 140 0 200 400 600 800 1,000 1,200 1,400 LDH (IU/ml) 1.5 ULN Initial dose finding for first treated patient 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 0 34 36 38 CH50 CH50 LHD 40 42 44 46 Copyright Akari Therapeutics, Plc 2017 7

Eculizumab - Resistant PNH Patient: No Neutralizing Antibodies to Date Coversin 0 20 40 60 80 100 120 PNS Anti-Cov Rb Day 0 Day 16 Day 34 Day 58 Day 83 Day 125 Day 153 Day 181 Day 205 Day 237 Anti-Cov Rb % inhibition of lysis + ve * CTR 14 17 21 9 kDa Days since first dose + ve * CTR Coversin * Positive control (+ ve CTR) rabbit anti - Coversin serum used at 1:8000 dilution, all patient serum samples used at 1:200 dilution 0 16 237 34 58 83 125 153 205 181 • Antibody first detectable after 2 weeks • Response peaked at 9 weeks, then declined to stable level • Antibody is low titre undetectable by ELISA • Purified IgG antibody is non - neutralizing Copyright Akari Therapeutics, Plc 2017 8

PNH Clinical Program Phase 3 Planned for Mid - 2017 • Trial initiation planned mid - 2017 • Network of leading PNH centers • Scientific advice received from EMA & FDA • Infrastructure in place to roll over from Phase 2 - 3 Phase 2 Ongoing Phase 3 2017 • Data release expected March 2017 • Leading PNH treatment centers in EU • Primary efficacy endpoint: LDH at 28 days • Secondary efficacy endpoints: Hgb, transfusions, hemoglobinuria, CH50, LDH, and quality of life Copyright Akari Therapeutics, Plc 2017 9

aHUS and GBS Clinical Programs • Open label Phase 2 first patient expected 2Q 2017 • Leading treatment centers in EU • Planned to progress directly into Ph 3 trial in late 2017 aHUS • Immune - mediated polyneuropathy with severe clinical outcomes (2 – 12% die; 10 – 35% permanent impairment) • Phase 2 trial focused on Americas and Zika - induced GBS • 28 days dosing + 6 month follow up GBS Copyright Akari Therapeutics, Plc 2017 10

Exploiting the Power of Nature: Akari Discovery Platform

AKARI THERAPEUTICS

Pipeline of tick-derived molecules selected to suppress mediators of chronic inflammation in wide range of orphan disorders

Coversin engineered molecules targeted to complement pathway

- Extended half-life (LA)
- Tissue targeting
- Dual action C5+LTB4

New Akari tick-derived anti-inflammatory molecules

- Eicosanoid pathway (LTB4)
- Bioamine pathway (Histamine)
- Other complement pathway targets

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Once-Weekly Formulation Coversin LA

- Addition of 600 Pro-Ala-Ser amino acids (PASylation™)
- Increases MW from 17 to 68 kDa
  – Apparent ~600 kDa MW
- Terminal half life est. at 4 days
- Phase 1 clinical study - expected timing 4Q 2017
- Clean initial toxicology comparable to unmodified Coversin


Human PK Simulation
Free C5 Following Single Dose
C5 (mg)
200
150
100
50
0
Coversin
5%
PAS Coversin
0
12
24
36
48
72
96
120
144
Time (h)

Evidence to date supports projection of weekly dosing regime in humans

* PASylation trademark and technology owned by XL-protein GmbH

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Tissue - Targeting Coversin Program to Access New Indications • Coversin targeted to specific tissues by fusing peptides to N - terminal • First condition is Myasthenia Gravis (MG) – Neuromuscular junction (NMJ) using targeted aptamer – Dose expected to be <20% of that for other C5 indications – Potential benefits: ▪ Reduced infection risk ▪ Lower cost of treatment; opens up larger patient population ▪ Improved efficacy – Phase 1 trials – expected by mid - 2018 Copyright Akari Therapeutics, Plc 2017 13

Coversin - Dual C5/LTB4 Activity May Lead to New Market Opportunities • Synergistic with C5 inhibition • Co - occurrence at inflammatory site • Feedback loops between C5 and LTB4 • Can also be activated independently • Lung - Obliterative Bronchiolitis • Juvenile Rheumatoid Arthritis • Ophthalmic – Sjogren’s • Blistering skin – Severe Pemphigoid Copyright Akari Therapeutics, Plc 2017 14 First Phase 2 trial initiation expected 2H 2017 Competitive Advantages Potential Indications

LTB4 Inhibitors: Increasingly Important Clinical Target • Differentiated MOA • Captures ligand • No effect on cysLT or lipoxines , resolvins • Does not cause shunt to prostanoids • Leaves LTA4H hydrolytic activity against PGP intact • Lung: ‒ Treatment resistant Asthma ‒ Alpha - 1 - Antitrypsin ‒ COPD (freq. exacerbation) ‒ Pulmonary Hypertension • Oncology: ‒ Checkpoint combination therapy Copyright Akari Therapeutics, Plc 2017 15 Competitive Advantages Potential Indications Expected preclinical completion 2017 + first - in - man in 2018

L-Coversin Competitive Advantage: Unique Mode of Action


Toll-like receptors
Anaphylatoxin C5a
Ig binding to Fc gamma receptors
Cytokines e.g. TNF and IL8
PLA2
Collagen
Arachidonic acid
Matrix Metalloproteases
zileuton/Mariposa
Lipoxygenases (5-LOX)
PGP
PROINFLAMMATORY
Lipoxins
LTA4
Eiger/Celltaxys/Naegis
ANTI-INFLAMMATORY
Coversin
LTB4
inactivated PGP
Ono/JJ
BLT1
BLT2R
PROINFLAMMATORY

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Portfolio of Distinct Bioamine Inhibitors • Different molecules targeting different or multiple ligands • Prevents interaction with all four GPCRs (H1, H2, H3, H4) • Mast cell stabilizer • Skin - severe eczema • CNS - neuropathic pain • Ophthalmic - retinopathies Copyright Akari Therapeutics, Plc 2017 17 Competitive Advantages Potential Indications Expected preclinical completion 2017 + first - in - man in 2018

Financial Summary • $75 million PIPE September 2015 • ADS outstanding 11,776,934 • ADS Fully Diluted 12,667,441 • Cash as of Sept 30 $51m (no debt) • Funding through Early 2018 Copyright Akari Therapeutics, Plc 2017 18

Proven Management Team

Ray Prudo MD	***Executive Chairman*** • Lead investor (RPC); founder Akari; medical entrepreneur
Gur Roshwalb MD, MBA	***Chief Executive Officer*** • Celsus; Venrock; Piper Jaffray; Internist
Clive Richardson	***Chief Operating Officer*** • LEK Consulting; Head of Research - Investec; RPC
Wynne Weston-Davies, MD	***Medical Director*** • European Medical Director, BMS; 25 years development experience
Miles Nunn PhD	***Chief Scientific Officer*** • Coversin inventor; 15 years biotech development from parasites
Brihad Abhyankar FRCS	***Head Clinical Development*** • Takeda; Shire; Schering-Plough; Solvay
Nigel Hernandez PhD	***Vice President of Worldwide Regulatory Affairs*** • Biopure; Millennium; Archemix; ARIAD; Tarsa; Actelion
Dov Elefant	***Chief Financial Officer*** • Lev Pharmaceuticals; EpiCept; Synvista; Tetragenix
Robert Shaw JD	***General Counsel*** • KV Pharmaceuticals; Savient Pharmaceuticals; Pliva Inc.
Michael King MBA	***Corporate Development*** • Aprecia Pharmaceuticals; McKinsey Consulting; Sandoz GmbH

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Milestones Historic and Anticipated 2016 2H 2017 1H 2017 • Phase 1b • PNH resistant patient treated (>11 months) • Phase 2 PNH trial initiated • US IND and US/EU orphan designations allowed • CMC scale up 4Q 2016 • Phase 2 PNH data – 1Q 2017 • Phase 2 GBS trial – initiation • Phase 2 aHUS trial – initiation • Animal POC for eicosanoid and bioamine pathways • Phase 3 PNH trial – initiation • Phase 3 aHUS trial – initiation • Phase 1 Coversin LA trial – initiation • Phase 2 dual action C5 + LTB4 – initiation Copyright Akari Therapeutics, Plc 2017 20

Appendix Copyright Akari Therapeutics, Plc 2017 21

Dual C5/LTB4 Activity May Lead To New Market Opportunities Roversi P et al. J Biol Chem 288: 18789; 2013 Immune - Complex Mediated Acute Lung Injury Mouse Model * Proteins only ** LTB 4 (0:1, outer) or ethanol (0:0, central) only 4 : 1 2 : 1 1 : 1 4 : 0 * 0.5 : 1 + ve and – ve controls** Molar ratio protein:LTB4 Ovalbumin Coversin Anti - C5 C oversin Blocks Effects of LTB4 on Human Skin Copyright Akari Therapeutics, Plc 2017 22 Complete Inhibition

Coversin Tissue Targeting: NMJ

- Coversin linked to peptide which binds laminin γ1
  - Differentially concentrates at basal lamina of NMJ

- Immunohistochemical analysis in mice shows that Coversin-laminin construct – unlike Coversin alone - concentrates to NMJ of diaphragm and tibialis muscles

- No evidence of weakness by standard behavioral testing


Anti-rEV576
BTX
merge
rEV-laminin
Diaphragm
Tibialis
rEV alone
Diaphragm

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LPS Mouse Lung Challenge Model

Demonstrates superior neutrophil inhibition with Coversin vs treatment with Zileuton


Neutrophils ($10^5 mL^{-1}$)
25
20
15
10
5
0
n=5
n=5
#
*
n=10
*
n=10
*
n=10
Naive
vehicle
Coversin
Saturated Coversin
Zileuton

- Neutrophilic response (mean and SEM) in bronchoalveolar lavage fluid of mice 8 hr following 50µg LPS i.t.
- Treatments (i.t.): 100 µg Coversin, 100 µg LTB4 saturated Coversin, 50 mg/Kg Zileuton or vehicle
- Statistical comparisons to vehicle and between Coversin and Zileuton made using a one-way ANOVA, followed by a Dunnett's test, * $P<0.01$ and # $P<0.05$. Comparisons to the vehicle (*) and between Coversin (#) and Zileuton

Note: saturated Coversin inhibits C5 only, Coversin inhibits C5 and LTB_4

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January 2017 NASDAQ: AKTX